                                                       Secure Digital, Inc.

                                                       2 Glenwood Lane

                                                       Huntington New York, 11743

December 13, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington DC

20549

Attention: Ryan Houseal Esq.

Re: Secure Digital, Inc.

We are writing in response to the comment letter dated December 13, 2012.

Risk Factors

 “We will not be required to comply with certain provisions of the Sarbanes-Oxley Act…”, page 11

1. Revise the third sentence to state simply that your initial report on the effectiveness of internal controls over financial reporting will be required in your second annual report.

Then state that you will not obtain auditor attestation of management’s conclusion concerning the effectiveness of your internal controls over financial reporting until you are no longer an emerging growth company and are no longer a smaller reporting company. The language in the second paragraph of the risk factor should be similarly modified or eliminated. Please ensure that other references to internal controls over financial reporting in the prospectus include accurate descriptions of applicable reporting obligations.

We have noted this comment and have made revisions to ensure that other references to internal controls over financial reporting in the prospectus include accurate descriptions of applicable reporting obligations.

“We are an ‘emerging growth company’ and we cannot be certain if the reduced disclosure requirements…,” page 12

2. Although you state on page 12 in your risk factor section that you have elected to use the extended transition period for complying with new or revised accounting standards, you provide contradictory on page 23, however, indicating that have elected not to use the extended transition period. Please advise and revise your document throughout as necessary to correct for this inconsistency.

We have noted this comment and have made revisions to correct this inconsistency

Organization Within Last Five Years

 The Jumpstart our Business Startups Act of 2012, page 23

3. Because your information statements or proxy statements will not be required to comply with Section 14 of the Exchange Act or the rules thereunder, please delete the references to “proxy statements” from the first paragraph.

We have noted this comment and have deleted all references to proxy statements throughout the document where it applies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

 Plan of Operation

 Product Development Plan, page 29

4. We refer to prior comment 8. You continue to state that you have completed your website and that it was posted online on June 2, 2012. There appears, however, to be no functioning website under the domain name for this website provided in your document

(i.e. www.sd-securitysystems.com).

We have noted this comment and in November we changed our domain name from www.securedigitalsecuritysolutions.com to www.sd-securitysystems.com as we found that the previous domain name to be long and cumbersome. We are currently transferring our new domain name to our hosting service and anticipate it being active within the next few days.

5. As a related matter, you indicate that you must spend $5,000 on further website development when programming is complete so as to allow your customers to purchase your products online and try your product prior to purchasing. Describe how you intend to offer and sell your products to your customers prior to this further development of your website. We note your document estimates that you have approximately 10 programing days until completion.

We have noted this comment and have revised the appropriate sections with the following disclosure.

"We anticipate spending approximately $5,000 on further website development  when programming is complete. This involves the incorporation of our Certificate Manager/ Certificate Issuer to our website, as well as incorporating an Ecommerce program. This will occur when programming, alpha and beta testing are complete, and will allow our customers to purchase online as well as try out the products prior to purchasing. Unfortunately, we will not offer our products until such time as we have completed our development, this is to ensure customers will be getting a finished product."

Yours truly,

/s/Peter Hodyno

Peter Hodyno,  President